SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

News Clarification

Rio de Janeiro, October 16th, 2023, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, on October 13th, 2023, it received Official Letter No. 308/2023/CVM/SEP/GEA-1 from the Brazilian Securities and Exchange Commission - CVM, attached to this notice to the market, in which the technical area of the CVM requests clarifications in relation to the news published on October 09, 2023, under the headline: "Eletrobras puts up for sale stake in ISA Cteep, sources say".

Eletrobras reiterates the information already provided to the market, in particular during the presentations of the webcast of the results of the first quarter of 2023 and the Eletrobras day, in the sense that it has been seeking the reduction of its minority stakes, as is the case of its stake in CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, which does not have materiality for Eletrobras, as an eventual transaction would represent approximately 2% of the Company's asset base.

However, to date, there has been no decision related to the sale of CTEEP's shares.

Eduardo Haiama

Vice President of Finance and Investor Relations

 This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

ATTACHMENT

Copy of the letter

Subject: Request for clarification on news

Dear Director,

1. We refer to the news published on 10.09.2023 in the newspaper Valor Econômico, Companies section, under the title: "Eletrobras puts up for sale stake in ISA Cteep, sources say", which contains the following statements:

Eletrobras has put up for sale a stake in energy transmission company ISA Cteep, a company in which it has a 35.74% stake in the total capital, according to Valor. The company is controlled by the Colombian group ISA, with 35.85% of the capital.

According to a source close to the company, the model for the sale is being studied, which could be an auction on the stock exchange, a block trade, in market jargon, or a follow-on offering.

2. In view of the above, we determine that you. Clarify if the news is true, and, if so, explain the reasons why you believe it is not a relevant fact, as well as comment on other information considered important on the subject.

3. It should be noted that, according to article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and the organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any material act or fact that occurred or related to its business, as well as ensuring their wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

4. Such manifestation shall occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on CVM/B3 questions, subject: News Disclosed in the Media, which shall include the transcription of this letter. The fulfillment of this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of liability for the failure to timely disclose a Material Fact, pursuant to CVM Resolution No. 44/21.

5. We warn that, by order of the Superintendence of Relations with Companies, in the use of its legal powers and, based on item II, of article 9, of Law No. 6,385/76, and CVM Resolution No. 47/21, it will be up to the determination of the application of a punitive fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by email, until 16.10.2023.

 This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.